MATERIAL CHANGE REPORT
1.	Name and Address of Company

Bank of Montreal 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1A1

2.	Date of Material Change

May 16, 2007

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release before the opening of markets on May 17, 2007 through the facilities of Canada NewsWire.

4.	Summary of Material Change

BMO Financial Group (“BMO”) today issued an update on mark-to-market commodities trading losses in its natural gas portfolio.

Based on the information available at that time, BMO issued a press release on April 27, 2007, announcing estimated mark-to-market commodities trading losses of $350 million to $450 million pre-tax.

After April 27, new information was obtained and BMO determined that a more appropriate market-based methodology should be used for this portfolio. The effect is total mark-to-market commodities trading losses as at April 30, 2007 of $680 million pre-tax or $327 million after tax and incentive compensation adjustments ($0.64 per share). Of this amount, $509 million pre-tax or $237 million after tax and incentive compensation adjustments ($0.46 per share) will be recorded in BMO’s first quarter of Fiscal 2007 and $171 million pre-tax or $90 million after tax and incentive compensation adjustments ($0.18 per share) will be recorded in BMO’s second quarter of Fiscal 2007. Restated first quarter financial results as well as the impact of the loss on second quarter financial results will be reflected in BMO’s second quarter (April 30) financial statements, which will be released on May 23, 2007.

5.	Full Description of Material Change

BMO today issued an update on mark-to-market commodities trading losses in its natural gas portfolio.

Following the receipt of an independent assessment of BMO’s natural gas commodities trading policies and practices, including valuation methodology, BMO moved quickly to determine the effect on its financial statements. Based on the information available at that time, BMO issued a press release on April 27, 2007, announcing estimated mark-to-market commodities trading losses of $350 million to $450 million pre-tax.

After April 27, new information was obtained and BMO determined that a more appropriate market-based methodology should be used for this portfolio. This change, together with increased concerns with the reliability of quotes received from its principal broker, used in its first quarter valuation, led BMO to conclude that losses should be recognized partially in both the first quarter and second quarter of Fiscal 2007. The impact of this change did not have a material impact on periods prior to the first quarter of 2007.

The effect is total mark-to-market commodities trading losses as at April 30, 2007 of $680 million pre-tax or $327 million after tax and incentive compensation adjustments ($0.64 per share). Of this amount, $509 million pre-tax or $237 million after tax and incentive compensation adjustments ($0.46 per share) will be recorded in BMO’s first quarter of Fiscal 2007 and $171 million pre-tax or $90 million after tax and incentive compensation adjustments ($0.18 per share) will be recorded in BMO’s second quarter of Fiscal 2007. Restated first quarter financial results as well as the impact of the loss on second quarter financial results will be reflected in BMO’s second quarter (April 30) financial statements, which will be released on May 23, 2007.

BMO is continuing its investigation of the facts and circumstances surrounding these mark-to-market commodities trading losses including a review to determine whether any potential irregularities in trading and valuation took place.

Given the size and complexity of the natural gas portfolio, it could experience subsequent significant gains and losses due to repositioning of the portfolio and market volatility. However, the ultimate realization over time is not expected to generate a large economic gain or loss on this portfolio.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

To speak to an executive officer who is knowledgeable about the material change, please contact Ron Sirkis, Executive Vice-President, General Counsel and Taxation at (416) 867-5926.

9.	Date of Report

May 17, 2007
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private

Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions about the performance of the natural gas and crude oil commodity markets and how that will affect the performance of our commodities business were material factors we considered when establishing our expectations of the future performance of the portfolio discussed in this material change report. Key assumptions included that commodity prices and implied volatility would be stable and our positions would continue to be managed with a view to reposition the portfolio to a lower and sustainable level.